Nam Tai Property Inc. No. 3 Namtai Road, Gushu Community Xixiang Township, Baoan District Shenzhen City, Guangdong Province People’s Republic of China Tel: (86-755) 2749-0666 Fax: (86-755) 2747-2636

August 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-4628

RE:	NAM TAI PROPERTY INC.

Form F-3

Filed August 9, 2019

File No: 333-233200

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Nam Tai Property Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to August 22, 2019, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Christopher H. Cunningham at K&L Gates LLP, at (206) 370-7639.

Very truly yours,

Nam Tai Property Inc.

/s/ Yu Zhang
By	Yu Zhang
Its	Chief Financial Officer

cc:	Virginia Tam

Christopher H. Cunningham

K&L Gates LLP